UNITED STATES

SECURITIES AND  EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure  Report

BENCHMARK ELECTRONICS, INC.

(Exact name  of  registrant  as  specified  in  its  charter)

Texas	1-10560	74-2211011
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3000 Technology Drive, Angleton, Texas  77515

(Address of principal executive offices) (Zip Code)

Scott R. Peterson, (979) 849-6550

Vice President, General Counsel

(Name and telephone number,  including area code, of the person to contact in connection with this report.)

Check the  appropriate  box  to  indicate the rule  pursuant  to  which  this form is  being  filed, and provide the period to which the information in this form applies:

 X    Rule  13p-1  under  the  Securities  Exchange  Act  (17  CFR  240.13p-1)  for  the  reporting  period  from  January  1  to  December  31, 2014.

Section 1  -  Conflict  Minerals  Disclosure

Item 1.01  Conflict  Minerals  Disclosure  and  Report

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934.  The Rule was adopted by the Securities and Exchange Commission to implement reporting and disclosure requirements related to “conflict minerals” pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

A copy of Benchmark Electronics, Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at http://www.bench.com/Corporate/Sustainability/Pages/Conflict-Minerals.aspx.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 - Exhibits

The following  exhibit  is filed  as  part  of  this  report.

Exhibit 1.01  –  Conflict  Minerals  Report  for the reporting period January 1, 2014 to December 31, 2014.

This report on Form SD and the related exhibit may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts and include words such as “anticipate,” “believe,” “intend,” “plan,” “projection,” “forecast,” “strategy,” “position,” “continue,” “estimate,” “expect,” “may,” “will,” or the negative or other variations thereof.  Examples of forward-looking statements include, but are not limited to, statements concerning additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals benefit armed groups.  Undue reliance should not be placed on any forward-looking statements.  They involve risks, uncertainties and assumptions that are beyond our ability to control or predict, including without limitation (1) satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other supply chain participants responsibly source Conflict Minerals, and (3) political and regulatory developments, whether in the Democratic Republic of the Congo region, the United States or elsewhere.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BENCHMARK ELECTRONICS, INC.

By: /s/ Gayla J. Delly	Date: May 29, 2015
Gayla J. Delly
President and CEO